SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant) By: /s/ Amnon Shemer —————————————— Amnon Shemer Chief Financial Officer

Date: August 25, 2009

Press Release

Eltek Announces the Election of Erez Meltzer
and Amit Mantsur as Directors

PETACH-TIKVA, Israel, August 24, 2009 – (BUSINESS WIRE) – Eltek Ltd. (NASDAQ:ELTK), the leading Israeli manufacturer of advanced flex-rigid circuitry solutions, today announced that its board of directors has elected Erez Meltzer and Amit Mantsur to serve as directors until the next annual meeting of shareholders.

Mr. Meltzer has served as the Chief Executive Officer of Gadot Chemical Tankers and Terminals Ltd. (“Gadot”), a wholly-owned subsidiary of Ampal-American Israel Corporation (“Ampal”), since November 2008. Mr. Meltzer also serves as a director and Executive Vice Chairman of Gadot and as a director of Ampal. From 2006 to 2007, Mr. Meltzer served as the Chief Executive Officer of Africa Israel Group. From 2002 to 2006, Mr. Meltzer served as the President and Chief Executive Officer of Netafim Ltd. From 1999 to 2001, Mr. Meltzer served as the President and Chief Executive Officer of CreoScitex. Mr. Meltzer served as a colonel in the Israeli Defense Forces – Armored Corps. (reserves). Mr. Meltzer is the Chairman of the Lowenstein Hospital Friends Association since 1999, and the honorary chairman of the Israeli Chapter of YPO (the Young Presidents Organization). Mr. Meltzer has graduated the Advance Management Program at Harvard Business School, and holds a BA degree in Economics & Business from the Hebrew University.

Mr. Mantsur has served as the Vice President – Investments of Ampal since March 2003. From September 2000 to December 2002, Mr. Mantsur served as Strategy and Business Development Manager at Alrov Group. From February 1997 to September 2000, Mr. Mantsur was a projects manager at the Financial Advisory Services of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International. Mr. Mantsur holds an MBA degree from Ben-Guryon University, BA degree in Economics and Accounting from Ben-Guryon University and is certified public accountant (Israel).

“We are very excited to have Erez Meltzer and Amit Mantsur, to join us and we welcome them to our board of directors,” said Arieh Reichart, Chief Executive Officer of Eltek.

“Erez Meltzer and Amit Mantsur both have significant corporate and M&A experience and they will be at the forefront of our efforts to grow our company,” concluded Mr. Reichart.

About the Company
Eltek is Israel’s leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek’s technologically advanced circuitry solutions are used in today’s increasingly sophisticated and compact electronic products. For more information, visit Eltek’s web site at www.eltekglobal.com.

Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.